

February 27, 2015

Via E-mail
Mr. J. Bond Clement
Executive Vice President, Chief Financial Officer and Treasurer
PetroQuest Energy, Inc.
400 E. Kaliste Saloom Road
Lafayette, Louisiana 70508

**Re: PetroQuest Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed March 5, 2014
File No. 001-32681
Response Letter dated February 23, 2015**

Dear Mr. Clement:

We have reviewed your filing and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Oil and Gas Reserves, page 7

1.   Your response to prior comment number one from our letter dated January 30, 2015 describes various changes you have made to the internal controls used in your reserve estimation process. Expand the disclosure provided in response to Item 1202(a)(7) of Regulation S-K, to describe these changes, including those related to the processes through which both changes to previously adopted PUD development plans and historical PUD conversion rates are taken into consideration in determining that current year PUD volumes meet the reasonable certainty criteria.

2.   We understand that you will be restating previously reported quantities of PUD reserves and will include disclosure both quantifying and clarifying the reasons for these changes. In future filing, when changes to development plans, such as deferrals, removals and substitutions of previously scheduled PUD reserve locations, result in material changes in proved reserves or the standardized measure of future net cash flows, provide disclosure responsive to FASB ASC 932-235-50-5, 10, 35 and 36. Similarly, the effects of such changes on PUD reserves should be addressed in the business or property section of your filing to comply with Item 1203(b) and (c) of Regulation S-K.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief